Resident in Atlanta Office
direct dial:  (404) 572-6808
kachenbach@pogolaw.com

POWELL GOLDSTEIN LLP
1201 WEST PEACHTREE STREET, N.W., 14TH FL.
ATLANTA, GEORGIA 30309
(404) 572-6600

December 5, 2008

Via Edgar and E-mail

Division of Corporation Finance
Securities and Exchange Commission
One Station Place, 100 F Street, NE
Washington, D.C. 20549-4561

Attn: Matt McNair – Mail Stop 4561

Re:	SouthCrest Financial Group, Inc.
Amended Preliminary Proxy Statement on Schedule 14A
Filed November 24, 2008
File No 000-51287

Ladies and Gentlemen:

On behalf of our client, SouthCrest Financial Group, Inc. (the “Company”), we are responding to the comments received from your office by e-mail on November 28, 2008 with respect to the above-referenced Amended Preliminary Proxy Statement on Schedule 14A.  We have restated and responded to each of your comments below.  Capitalized terms used in this letter have the meanings ascribed to them in the Schedule 14A.

1.  Please include the purchase price of the warrants and state how the purchase price was determined.

We have added the requested information at the third sentence of the second to last paragraph on page 7.

Securities and Exchange Commission
Division of Corporation Finance
December 5, 2008

2.  Please state the specific type of “earning assets” in which you intend to invest the proceeds (i.e., MBS).

We have added the requested information at (i) footnote 1 to the pro forma balance sheet on page 11, (ii) footnote 2 to the nine-month historical pro forma income statement on page 12, and (iii) footnote 2 to the twelve-month historical pro forma income statement on page 13.  We have also included comparable information in the pro forma financial statements assuming participation under the private terms.  The type of earning assets were determined based on historical holdings.

3.  Please explain in a footnote the reason for the increase in securities and other interest-earning assets (based on the income statement footnote, it looks like the proceeds are being invested in MBS; however, a clarifying footnote would be helpful).

We have added the requested information at footnote 1 to the pro forma balance sheet on page 11.  We have also included comparable information in the pro forma financial statements assuming participation under the private terms.

4.  Please include a footnote related to the effective dividend on preferred stock that separately quantifies the dividends on the preferred stock at the stated rate and the accretion of the discount.  You should also explain how the discount was determined, how the fair value of the preferred stock and warrants were determined, etc.

We have added the requested footnote and explanation at (i) footnote 5 to the nine-month historical pro forma income statement on page 12, and (ii) footnote 5 to the twelve-month historical pro forma income statement on page 13.  We have also included comparable information in the pro forma financial statements assuming participation under the private terms.

5.  Please also disclose the plan in which you intend to participate and provide all relevant disclosure for that plan.

The Company has not yet determined which plan it intends to participate in, nor is the Company certain whether any such election will be accepted by Treasury and the regulatory authorities administering the TARP Capital Purchase Program.  As a result, the Company has elected to include disclosure to its shareholders regarding both plans.  We have inserted disclosure regarding the private company terms under the heading “Summary of Private Terms” beginning on page 8 and have included pro formas to reflect the results of participation in either plan.  We have incorporated the Staff’s comments relating to the public company plan disclosure into the disclosure for the private company plan.

Securities and Exchange Commission
Division of Corporation Finance
December 5, 2008

The Company has made the standard SEC comment acknowledgements, which are attached as Appendix A.

Thank you for your consideration of our responses to your comments.  If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6808.  My fax number is (404) 572-6999.

Very truly yours,

/s/ Kenneth M. Achenbach

Kenneth M. Achenbach
For Powell Goldstein LLP

Enclosures

cc:	Mr. Douglas J. Hertha, SouthCrest Financial Group, Inc.
Robert D. Klinlger, Esq.

APPENDIX A

The undersigned hereby acknowledges and confirms that:

•
the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 5th day of December, 2008.

SOUTHCREST FINANCIAL GROUP, INC.

By:	/s/ Douglas J. Hertha
Douglas J. Hertha
Chief Financial Officer